DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

RECEIVED
2007 FEB -6 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BROWNRUDNICK

One
Financial
Center
[redacted]
chusetts
tel 617.856.8200
fax 617.856.8201

07020780

February 2, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

> Notice to the Stockholders of a special meeting of the Stockholders to be held on March 1, 2007 (**Exhibit 1**).

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

PROCESSED
FEB 07 2007
THOMSON FINANCIAL

BROWN RUDNICK BERLACK ~~ISRAELS~~ LLP

By: [signature]
Dorothy L. Puzio, Esq.

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Frederic Convent, CFO (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)

dlw 2/6

1477681

RECEIVED
2007 FEB -6 A 9:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT 1

"OPTION"
Limited liability company 3001 Leuven (Heverlee),
Gaston Geenslaan 14
V.A.T.-liable with enterprise number 0429.375.448
Register of legal entities Leuven

RECEIVED
2007 FEB -6 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The board of directors has the honour to invite the shareholders to attend the extraordinary general meeting that will be held in the company's registered office on

a) **March 1, 2007 at 10:00 o'clock, and,**
in the event at this meeting the required attendance quorum would not be obtained, on the second extraordinary general meeting that will be held on

b) **March 30, 2007 at 9:00 o'clock**

each time with the following agenda with proposals for resolutions

AGENDA

1. Reports

- Report drawn up by the board of directors in accordance with article 583 of the Companies' Code in which the proposed issue of warrants "U" is extensively justified.
- Report drawn up by the board of directors in accordance with articles 596 and 598 of the Companies' Code regarding the contemplated abrogation of the preference right for the existing holders of shares and bonds at the proposed issue of warrants "U" and this in favour of the persons mentioned in this report and in the present agenda.
- Report drawn up by the auditor in accordance with articles 596 and 598 of the Companies' Code

2. Decision to issue warrants "U"

Proposal of decision

The meeting resolves to issue two million two hundred thousand (2,200,000) naked warrants "U" each entitling to the subscription of one (1) new share of the limited liability company "OPTION", which will be offered within the framework of this plan to

(i) members of the personnel in the narrow sense, being persons who are bound or will be bound by an employment agreement with the limited liability company "OPTION" or with one of its subsidiaries,

(ii) directors of the limited liability company "OPTION" or of one of its subsidiaries

(iii) the persons hereinafter designated by name

and resolves to fix the conditions in accordance with the aforementioned report of the board of directors pursuant to article 583 of the Companies' Code.

3. Increase of capital on condition

Proposal of decision

On the condition and to the extent of the exercise of warrants "U", the meeting resolves to increase the capital with an amount, at the most, equal to the sum of the multiplication of on the one hand two million two hundred thousand (2,200,000) warrants "U" and on the other hand the par value of the share "OPTION" at the moment of the exercise of the warrants "U", by issue of a maximum of two million two hundred thousand (2,200,000) new shares – subject to the application of the anti-dilution clause – which will have the same rights and advantages as the existing shares and will participate in the profit over the entire financial year of their issue. These shares will be issued at the price that is equal to the "market value" being, at the choice of the board of directors :

(i) the average closing prices of the company's share (determined on the basis of the official pricelists of the stock exchange) during the thirty (30) calendar days preceding the offer, or

(ii) the share's closing price on the last working day preceding the offer,

it being understood that the exercise price for the directors and the persons hereinafter designated by name will, pursuant to article 598 of the Companies' Code, never be lower than the average closing prices of the

company's share during the thirty (30) calendar days preceding the issuance. In case the market value of the share is lower than its par value, then the exercise price will not be lower than the par value.
The exercise price will be attributed to the account "Capital" for the par value of the existing shares at that moment and for the eventual balance to the account "Issue premium" that constitutes the guaranty for third parties in the same way as the capital and of which, except the possibility of conversion into capital, can only be disposed of with due observance of the conditions set out for the reduction of the capital.

4. Decision on the abrogation of the preference right

Proposal of decision

Cancellation of the preferential subscription rights of the existing shareholders and of the holders of outstanding warrants, in favour of

a) members of the personnel in the narrow sense, being persons who are bound or will be bound by an employment agreement with the limited liability company "OPTION" or with one of its subsidiaries.

b) the members of the board of directors mentioned hereinafter
   1. Mister Jan CALLEWAERT, domiciled at 3000 Leuven, Vanden Tymplestraat 43 bus 5, for maximum fifty thousand (50.000) warrants "U";
   2. The limited liability company "TRIAKON", established at 2650 Edegem, Mechelsesteenweg 49, VAT-liable with company number 0461.489.871, register of corporate entities Antwerpen, for maximum fifty thousand (50.000) warrants "U";
   3. Mister Philip VERMEULEN, domiciled at 8300 Knokke-Heist, Zonnelaan 34 bus 23, for maximum fifty thousand (50.000) warrants "U";
   4. Mister Arnoud DE MEYER, domiciled at 46 New Square, Cambridge CBI 1EZ (United Kingdom), for maximum fifty thousand (50.000) warrants "U";
   5. Mister Lawrence LEVY, domiciled at Burroughs Wharf 50 Battery Street, PH8 Boston, Massachusetts 02109 (United States of America), for maximum fifty thousand (50.000) warrants "U";
   6. Mister David HYTHA, domiciled at 5900 Acacia Avenue, Oakland, 94618, California (United States of America), for maximum fifty thousand (50.000) warrants "U";
   7. Mister Jan LOEBER, domiciled at 12 Naomi Drive, Gloucester, Massachusetts (United States of America), for maximum fifty thousand (50.000) warrants "U".

   as well as the persons who would be appointed as member of the board of directors prior to the thirty-first of December two thousand and seven (2007), for a maximum of fifty thousand (50.000) warrants "U";

c) the persons hereinafter designated who are not directors or a member of the personnel of the company or of its subsidiaries
   1. The limited liability company "MONDO", established at 3000 Leuven, Vanden Tymplestraat 43 bus 5, VAT-liable with company number 0440.904.887, register of corporate entities Leuven, for maximum seventy-five thousand (75.000) warrants "U";
   2. The private limited liability company "LIMA", established at 3460 Bekkevoort, Herenbosstraat 12, VAT-liable with company number 0459.381.310, register of corporate entities Leuven for maximum four thousand two hundred (4.200) warrants "U";
   3. The private limited liability company "DEPOMA", established at 8510 Marke, André Demetslaan 8, VAT-liable with company number 0459.720.612, register of corporate entities Kortrijk, for maximum eight thousand one hundred and fifty (8.150) warrants "U";
   4. The limited liability co-operative company "PROXEMARE", established at 8300 Knokke, Winston Churchillaan 32, VAT-liable with company number 0883.001.094, register of corporate entities at Brugge, for maximum four thousand one hundred (4.100) warrants "U";
   5. The private limited liability company "PROXON", established at 3001 Heverlee, Nachtegalenstraat 83, VAT-liable with company number 0866.594.832, register of corporate entities Leuven, for maximum two thousand one hundred (2.100) warrants "U";
   6. The private limited liability company "EVISA", established at 3052 Blanden, O.L. Vrouwstraat 51, VAT-liable with company number 0472.247.270, register of corporate entities Leuven, for maximum eight thousand two hundred (8.200) warrants "U";
   7. The company under the laws of Ireland "International Contractors Club Europe Limited", established at 2nd floor 11/12 Warrington Place, Dublin 2, Ireland, for maximum four thousand one hundred (4.100) warrants "U";
   8. The company under the laws of Australia "Eternity Mobile Comm, Pty Ltd", established at Elthan Vic 3095, PO Box 602, for maximum four thousand and fifty (4.050) warrants "U";
   9. Mister Frank HOLM, domiciled at Sweden, 167 31 Bromma, Drottningholmsvägen 310, for maximum one thousand six hundred and fifty (1.650) warrants "U";
   10. Ms Marika FALK, domiciled at SE-132 64 Ingarö (Sweden), Rosenmalmsvägen 106, for maximum four thousand and fifty (4.050) warrants "U";
   11. Mister Erik AHLGREN, domiciled at Sweden, 135 42 Tyresö, Rödingevägen 106, for maximum one thousand six hundred and fifty (1.650) warrants "U";

12. Mister Hiroshi KUZUNISHI, domiciled at Japan, Velasis Uraga 2-909 Nishi-Uragacho 4-8-16 Yokosuka, Kanagawa 239-0824, for maximum twenty thousand and fifty (20.050) warrants "U";
13. Mister Chien Hua TUNG, domiciled at Taiwan R.O.C., Taipei, 10067, 4F, No. 10-3, 63 Lane, Lin-Yi Street, for maximum eight thousand and fifty (8.050) warrants "U";

as well as the persons with whom the limited liability company "OPTION" has prior to the thirty-first of December two thousand and seven (December 31, 2007) entered into and maintained a durable relationship for at least six (6) months for activities identical or similar to those presently performed or attended by the persons mentioned here above, for maximum fifty thousand (50.000) warrants per person.

5. Offer of the warrants

Proposal of decision

The meeting resolves that the presently created warrants will be offered:

a) to the directors mentioned by name under 4. b) here above, up to a maximum number of warrants "U" as mentioned after their name;
b) to the persons who will have been appointed as member of the board of directors before the thirty-first of December two thousand and seven (December 31, 2007) up to a maximum of fifty thousand (50.000) warrants "U" per person;
c) to the persons mentioned by name under 4. c) here above who are neither a director nor a member of the personnel of the company or of its subsidiaries, up to a maximum number of warrants "U" as mentioned after their name;
d) to the persons with whom the limited liability company "OPTION" has prior to the thirty-first of December two thousand and seven (December 31, 2007) entered into and maintained a durable relationship for at least six (6) months for activities identical or similar to those presently performed or attended by the persons mentioned by name under 4 c) here above, up to a maximum of fifty thousand (50.000) warrants "U" per person;
e) to the members of the personnel of the company or of its subsidiaries who will be designated as beneficiaries by the board of directors.

6. Authorizations

Proposal of decision

The meeting resolves to authorize the board of directors of the limited liability company "OPTION"

a) to execute the adopted resolutions, to take, where necessary, the necessary or appropriate measures or to determine the implementation measures, and in general to do everything that is required for the proper execution of the warrant plan "U".
b) to offer, upon proposal of the remuneration committee, the warrants "U" to
   - the directors mentioned under 4. b) here above, for maximum the number of warrants mentioned after their name, and/or the persons who will have been appointed as members of the board of directors prior to the thirty-first of December two thousand and seven (December 31, 2007), for maximum fifty thousand (50.000) warrants per person;
   - the persons mentioned under 4 c) here above who are not a director nor a member of the personnel of the company or of its subsidiaries for maximum the number of warrants mentioned after their name, and/or the persons with whom the limited liability company "OPTION" has prior to the thirty-first of December two thousand and seven (December 31, 2007) entered into and maintained a durable relationship for at least six (6) months for activities identical or similar to those presently performed or attended by the persons mentioned by name under 4 c) here above, for maximum fifty thousand (50.000) warrants per person;
   - and to the members of the personnel of the company or of its subsidiaries;

   and to determine the conditions for their exercise.

The meeting furthermore resolves to empower each director of the limited liability company "OPTION" acting individually to

1) have, after each exercise period, ascertained the realization of the subsequent increases of capital by authentic deed, and attribute in accordance with the foregoing the appropriate sums to the accounts "Capital" and "Issue Premium" that correspond to the number of newly issued shares following the exercise of warrants "U"
2) adapt at the realization of such increase of capital due to the exercise of warrants "U", in the articles of association the amount of the subscribed capital and of the number of shares issued to the new situation of the capital and of the shares as these will result from the ascertained realizations of the capital increases.

7. Amendment to the articles of association

Proposal of decision

The meeting resolves to adapt the first sentence of Article 2 : Registered office to the resolution of the board of directors of the thirty-first of March two thousand and six, made public in the annexes to the Belgian Official Gazette of the nineteenth of July two thousand and six under number 06118251 regarding the transfer of the registered office to the present address and have this sentence read :
"'The company's registered office is at 3001 Leuven, (Heverlee), Gaston Geenslaan 14, in the jurisdiction of Leuven".

In order to be admitted to the meeting, the holders of securities issued by the company have to comply with the prescriptions of articles 29 and 30 of the company's articles of association, and to article 536 of the Companies' Code.

The owners of registered shares have to inform the company by ordinary letter to the company's registered office at least five (5) working days prior to the meeting of their intention to participate to the meeting.

The owners of bearer shares have, pursuant to article 29 of the articles of association, to deposit their shares with Fortis Bank at the latest on the fifth (5th) working day prior to the date of the general meeting, being on Thursday the 22nd of February (for the EGM of 1 March 2007) and Friday 23 March 2007 (for EGM of 30 March 2007). In order to be admitted to the general meeting of shareholders they will have to deliver the proof of the deposit issued by the depositary institution.

In order to be admitted to the general meeting of shareholders, the owners of dematerialized shares have to provide proof of the deposit – at the latest on the fifth (5th) working day prior to the meeting – via an affidavit drafted by the recognized account holder or by the clearing house itself, confirming the number of securities registered in the name of the holder, and confirming the unavailability of the shares up to the date of the General Shareholders Meeting. The deposit of this affidavit will have to be done at the registered office of the company.

The owners of warrants have to inform the company by ordinary letter to the company's registered office at least five (5) working days prior to the meeting of their intention to participate to the meeting.

The shareholders can cast their votes by proxy or in writing, by using forms drawn up by the company that can be obtained, at no charge, at the company's registered office. These forms will also be available in due time on the company's website www.option.com.
The proxies have to be deposited in the company's registered office at least five (5) working days prior to the meeting.
The owners of bearer shares or dematerialized shares who want to cast their votes by proxy or by letter have, in addition to the completed proxy form, also to provide evidence of the fact that they have complied with the above mentioned deposit formalities.

To be valid the vote in writing has to be made by registered letter against acknowledgement of receipt to the registered office of the company at least six (6) working days prior to the date of the general meeting (the post stamp giving evidence) and containing the following :

- full and precise identification of the shareholder and of the number of shares he participates with in the voting;
- the entire agenda
- the proposed decisions and the intention of voting (for, against, abstention). The shareholder is allowed to clarify or motivate his voting.

The Board of Directors

END